Filed Pursuant to Rule 433
Registration Statement No. 333-215597

ACCELERATED RETURN NOTES® (ARNs®)

	Accelerated Return Notes® Linked to a Basket of Four Technology Sector Stocks	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An equally weighted basket of four technology sector stocks comprised of the common stock of each of Amazon.com, Inc. (Nasdaq symbol: “AMZN”), Facebook, Inc. (Nasdaq symbol: “FB”), Alphabet Inc. (Nasdaq symbol: “GOOGL”) and Netflix, Inc. (Nasdaq symbol: “NFLX”) (each, a “Basket Stock”).
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your investment at risk
Capped Value	[$11.50 to $11.90] per unit, a [15.00% to 19.00%] return over the principal amount to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000091412118000499/bn42071450-fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.
•	Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive any shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

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The issuer, MLPF&S and their respective affiliates do not control any Underlying Company and have not verified any disclosure made by any Underlying Company. No Underlying Company will have any obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The Basket is concentrated in the technology sector and an investment in the notes involves certain risks associated with an investment in companies in the technology sector.
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Because Facebook, Inc. has a limited trading history, your investment in the notes may involve a greater risk than investing in securities linked to one or more stocks with a more established record of performance.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS's Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.